Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 001-40097

Ginkgo Bioworks 0 @Ginkgo Today is a very exciting day for the team here at Ginkgo Bioworks. Our mission has always been to make biology easier to engineer. This announcement marks the beginning of a new chapter in our journey to realize our vision for synthetic biology. Ginkgo Said to Agree to $17.5 Billion Merger With Sloan’s SPAC Ginkgo Bioworks Inc., which calls itself an Morganism design company, has agreed to go public in a $17.5 billion reverse merger with a blank-check firm ... & bloomberg.com 7:15AM · May 11, 2021 · Twitter for iPhone 42 Retweets 14 Quote Tweets 130 likes

Ginkgo Bioworks 0 @Ginkgo Replying to @Gmkgo We invite you to join us at 8am Eastern time today for a special presentation by our SVP of Corporate Development @AnnaMarieWagner, our soon to be new directors Harry Sloan & @Arie_Belldegrun, and our CEO and co-founder @jrkelly. kvgo.com/ openexchange-i 7:15AM· May 11, 2021 ·Twitter for iPhone 4 Retweets 3 Quote Tweets 23 Likes

Jason Kelly @jrkelly Am considering taking @Ginkgo public -._~ Ginkgo Said to Agree to S17.5 Billion Merger With Sloan’s SPAC Ginkgo Bioworks nc., which calls itself an Morganism design” company, has agreed to go public in a $17.5 billion reverse merger with a blank-check firm ... & bloomberg.com 7:32AM · May 11, 2021 ·Twitter Web App 27 Retweets 12 Quote Tweets 160 Likes

Jason Kelly @jrkelly Replying to @jrkelly At Ginkgo, we have built a horizontal platform to program cells like we program computers-by changing the DNA code inside them. I hope that you’ll join us at Bam today to learn more about our platform. kvgo.com/ openexchange-i 7:32AM· May 11, 2021 ·Twitter Web App 6 Retweets 1 Quote Tweet 34 Likes

Jason Kelly @jrkelly Replymg to @jrkelly Delighted to be working with the amazing folks at Soaring Eagle, including @Arie_Belldegrun. And excited now to have the chance to add a wider set of investors to the @ginkgo team!! Can learn more about us here: Investors—Ginkgo Bioworks & ginkgobioworks.com 7:32AM · May 11, 2021 · Twitter Web App 3 Retweets 21 Likes

t:l Jason Kelly Retweeted Matt Krisiloff @mattkrisiloff Ginkgo Bioworks was started by graduate students, and 12 years later is still led by those same graduate students. Scientists, know you can start and lead transformational companies too. Ginkgo lands on Nasdaq via $17.58 SPAC merger, giving it billions to fuel growth Ginkgo Bioworks is set to go public through a $17.5 billion merger with a special purpose acquisition company (SPAQ. The deal, which involves Arie Belldegrun, ... 6’ fiercebiotech.com 10:21 AM ·May 11, 2021 ·Twitter Web App 6 Retweets 1 Quote Tweet 53 likes

n Ginkgo Bioworks 0 ‘\1 @Ginkgo “In the largest SPAC deal to clear ... @Nasdaq, the biotech that envisioned everything from remaking synthetic meat to a new approach to developing drugs has joined forces wjone of the biggest disrupters in biottech to slam the Richter scale on dealmaking.” Ginkgo Bioworks resizes the definition of going big in biotech, raising $2.5B in a... Ginkgo Bioworks execs always thought big. But today should redefine just how big an upstart biotech player can dream. In the largest SPAC deal to clear the ... & endpts.com 12:01 PM· May 11, 2021 ·Twitter Web App 1 Retweet 1 Quote Tweet 27 Likes

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo Bioworks, Inc. (“Ginkgo Bioworks”) and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo Bioworks and the markets in which it operates, and Ginkgo Bioworks’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo Bioworks, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo Bioworks’ business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo Bioworks and potential difficulties in Ginkgo Bioworks employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo Bioworks or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo Bioworks plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo Bioworks’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the Business Combination, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo Bioworks caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo Bioworks caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo Bioworks undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo Bioworks and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SRNG intends to file a registration statement on Form S-4 that will include a proxy statement of SRNG and a prospectus of SRNG. The proxy statement/prospectus will be sent to all SRNG and Ginkgo

Bioworks stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo Bioworks are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer.

Participants in Solicitation

SRNG’s and Ginkgo Bioworks and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.